Exhibit 99.1

News Release

For Immediate Release

Stantec adds Commercial Program Development practice area with acquisition of RHL Design Group

EDMONTON AB; PETALUMA CA (March 17, 2008) TSX:STN;NYSE:SXC

Stantec significantly enhanced the commercial development services of its Urban Land practice and created a platform for further expansion with the acquisition of RHL Design Group Inc. (RHL), a Petaluma, California based firm with over 170 employees and several offices in the western United States. RHL is a recognized leader in providing full program implementation and comprehensive design services for commercial clients with regional or national multi-location facilities.

“We’re pleased with the addition of RHL’s staff and client roster,” says Tony Franceschini, Stantec President & CEO. “Combining the capabilities of RHL and Stantec, the new Commercial Program Development practice area will offer a total array of services nationally to our commercial and corporate clients, including engineering, architecture, permitting, compliance, and environmental services.”

Founded in 1966, RHL’s diversified design team provides program and project management and comprehensive integrated design services for corporate clients nationwide. The firm has worked on more than 18,000 projects in over 2,000 cities throughout the United States for clients such as Wachovia, Starbucks, Rite Aid, Fresh & Easy Neighborhood Markets, Chevron, Hertz, and McDonalds.

 “Joining Stantec is an exciting opportunity for RHL,” says John Johnson, one of RHL’s two Co-Presidents who will both continue with Stantec. “The combination of RHL's capabilities, focused on multi-unit national roll-outs and program management, coupled with Stantec's complementary range of civil, site, and buildings engineering services and extensive geographic coverage, creates a practice ideally suited to satisfy the complete consulting needs of the Commercial Sector.”

RHL’s client list includes national retailers, restaurant chains, banks, auto dealerships, rental car companies, government agencies, and oil companies with retail operations. These clients are striving to achieve a high level of branding using prototypical facility designs in all of their new and existing geographic locations. RHL adapts the prototypical designs for each site and develops design solutions that meet the varying needs of clients, developers, and local jurisdictions. The firm’s projects range in size from small site developments and single site remodels to regional and national multi-site re-branding and re-imaging programs.

RHL also provides architectural and engineering services to utility companies and commercial clients with multiple facilities. Services address all phases of development, including site planning and analysis, preliminary design, securing planning approvals and building permits, preparing construction drawings and specifications, and bidding and project management services.

For more information visit http://announcements.stantec.com/rhldesign

Stantec provides professional design and consulting services in planning, engineering, architecture, surveying, economics, and project management. We support public and private sector clients in a diverse range of markets in the infrastructure and facilities sector at every stage, from initial concept and financial feasibility to project completion and beyond. Our services are offered through over 8,500 employees operating out of more than 125 locations in North America. Stantec trades on the TSX under the symbol STN and on the NYSE under the symbol SXC. Stantec is One Team providing Infinite Solutions.

Cautionary note regarding forward-looking statements
This press release contains "forward-looking statements". Some of these statements may involve risks and uncertainties and other factors that may be beyond the control of Stantec and cause actual results to be materially different from those contained in such forward-looking statements. Additional information concerning factors that could cause actual results to materially differ from those in the forward-looking statements is contained in Stantec's filings with the Canadian provincial securities commissions and the United States Securities and Exchange Commission.

Media Contact Jay Averill Stantec Media Relations Tel: (780) 917-7441 jay.averill@stantec.com	Investor Contact Simon Stelfox Stantec Investor Relations Tel: (780) 917-7288 simon.stelfox@stantec.com	RHL Contact John Johnson Co-President, RHL Design Group Tel: (707) 765-1660 jjohnson@rhldesign.com One Team. Infinite Solutions.